FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 26, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes ☐ No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES RECOMMENDED CASH OFFER FOR

ORIEL RESOURCES PLC

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Moscow, Russia – March 26, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announced today that it has reached an agreement on the terms of a recommended cash offer to be made by Mechel for the entire issued and to be issued share capital of Oriel Resources plc.

MECHEL OAO

RECOMMENDED CASH OFFER FOR ORIEL RESOURCES PLC

Summary

•                  The boards of Mechel OAO (Mechel) and Oriel Resources plc (Oriel) are pleased to announce that they have reached agreement on the terms of a recommended cash offer to be made by Mechel for the entire issued and to be issued share capital of Oriel (the Offer).

•                  Under the terms of the Offer, Oriel Shareholders will receive 219.86 US cents in cash for each Oriel Share which, based on an exchange rate of 1.9992 US$:GBP, being the rate as at the close of business on 25 March 2008, is equivalent to 109.97 pence per Oriel Share.

•                  The Offer values the entire issued and to be issued share capital of Oriel at approximately US$ 1,498 million (£749 million).

•                  The Offer represents a premium of approximately:

•                  13.7 per cent. to the average closing middle market price of 96.75 pence per Oriel Share on 29 February 2008, being the last Business Day prior to Mechel’s announcement that it was contemplating an offer; and

•                  90.2 per cent. to the average closing middle market price of 57.83 pence per Oriel Share for the six-month period prior to the same date.

•                  A currency exchange facility will be made available to Oriel Shareholders under which they will be able to elect to receive their consideration in pounds sterling at a WM/Reuters spot GBP/USD fixing rate on the date three Business Days before the relevant payment date.  No commission will be charged for using this facility.

•                  The Oriel Directors, who have been so advised by Canaccord Adams, consider the terms of the Offer to be fair and reasonable and unanimously recommend that Oriel Shareholders accept the Offer. In providing its advice, Canaccord Adams has taken into account the commercial assessments of the Oriel Directors.

•                  Mechel has received irrevocable undertakings to accept (or procure the acceptance of) the Offer from certain Oriel Shareholders in respect of, in aggregate, 296,698,351  Oriel Shares, representing 46.6  per cent. of the issued share capital of Oriel. These undertakings remain binding in the event of a competing offer being made for Oriel.

•                  Mechel is a low-cost integrated mining and metals group with three main divisions: mining, steel production and processing and power generation. Mechel has facilities in Russia, Romania, Bulgaria and Lithuania. The mining division comprises the production and sale of coking and steam coal, iron ore concentrate and ferronickel. A proportion of the production from the mining division supplies Mechel’s other divisions. Mechel is the largest producer of coking coal in Russia, with a 64 per cent. market share for hard coking coals, and Russia’s largest exporter of coking coal concentrate. Mechel also controls 20 per cent. of the coal washing capacity in Russia. Mechel’s steel business comprises the production and sale of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, ferrosilicon and value-added downstream metal products including hardware, stampings and forgings. Mechel is the second largest producer of long products in Russia, and the largest producer of specialty steels and alloys in Russia, producing 39 per cent. of total Russian specialty steel output. Mechel’s energy business comprises power generation in Russia, a 49 per cent. stake in a Bulgarian coal-fired power station (Rousse) and a power sales company, which controls approximately 50 per cent. of the energy market in the Kemerovo region of Siberia.

In its audited accounts for the year ended 31 December 2006, Mechel reported profit before taxation of US$865 million (£433 million) on revenue of US$4,398 million (£2,200 million) and had total assets as at 30 September 2007 of US$5,703 million (£2,853 million). Mechel is a Russian company, headquartered in Moscow and has been listed on the New York Stock Exchange since October 2004. As at 25 March 2008, Mechel had a market capitalisation of approximately US$16.8 billion (£8.4 billion).

•                  Oriel is a London-based chrome and nickel mining and processing company which was admitted to trading on AIM in March 2004 and listed on the Toronto Stock Exchange in February 2005. Subsequent to a reverse takeover in December 2006, the newly-formed Oriel continued to be listed on the Toronto Stock Exchange and was re-admitted to AIM on 7 December 2006.

Oriel’s main countries of operation are Kazakhstan and Russia. Its current operations are the Voskhod chromite mine and the Shevchenko nickel project, both located in north western Kazakhstan, and the Tikhvin ferrochrome smelting plant in Russia.

•                Oriel’s mining and processing assets have a strong strategic fit with Mechel and the Offer is an integral step in Mechel’s strategy for developing its ferroalloy division (one of the key growth areas for Mechel). In addition, Oriel offers Mechel the opportunity to further augment its integrated business model of owning mining and steel production assets. The enlarged group will derive benefits from economies of scale; Mechel intends to continue to integrate recent acquisitions, in particular by implementing improvements in working practices and operational methods at previously acquired operations.

•                  The Offer is conditional on the receipt of anti-trust clearances in Russia and Kazakhstan.

Commenting on the Offer, Igor Zyuzin, Chief Executive Officer of Mechel, said:

“We continue to implement our strategy to improve the efficiency of our steel division. The acquisition of Oriel will enable Mechel to increase its competitiveness by expanding the existing ferroalloy business, entering new markets and operating new production facilities. We believe the Offer provides Oriel Shareholders with a significant premium to the long-term share price of Oriel and offers Oriel and its employees the opportunity of becoming part of Mechel’s integrated mining and metals operations.”

Commenting on the Offer, Sergey Kurzin, Executive Chairman of Oriel, said:

“In the four years since Oriel’s foundation, it has managed to build a valuable portfolio of significant ferroalloy assets. Nevertheless we believe that the Offer from Mechel provides an attractive opportunity for Oriel Shareholders to realise their investment.”

The Offer Document and the Form of Acceptance will be posted to Oriel Shareholders (and, for information only, to Oriel Optionholders and Oriel Warrantholders) today.

Copies of the Offer Document and the Form of Acceptance will be available from Computershare Investor Services PLC at Corporate Actions Projects, Bristol, BS99 6AH, United Kingdom, and from Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ, United Kingdom.

This summary should be read in conjunction with the full text of the attached announcement and the appendices. Certain terms used in this summary and the attached announcement are defined in Appendix IV.

Merrill Lynch is acting exclusively as financial adviser and corporate broker to Mechel in respect of the Offer. Allen & Overy LLP is acting as legal adviser to Mechel.

Cannaccord Adams is acting exclusively as financial adviser, nominated adviser and corporate broker to Oriel in respect of the Offer. Norton Rose LLP is acting as legal adviser to Oriel.

Enquiries:

MECHEL OAO	Telephone:+7 (495) 221 8888
Alexander Tolkach, Head of International Affairs and Investor Relations
MERRILL LYNCH	Telephone:+44 (0) 20 7628 1000
Financial adviser and corporate broker to Mechel
Kevin Smith
Mark Echlin
George Close-Brooks

ORIEL RESOURCES PLC

Telephone:+44 (0) 20 7514 0590

Sergey Kurzin, Executive Chairman
CANACCORD ADAMS

Telephone:+44 (0) 20 7050 6500

Financial adviser, nominated adviser and corporate broker to Oriel

Robert Finlay

Ryan Gaffney
BANKSIDE CONSULTANTS	Telephone:+44 (0) 20 7367 8888
PR adviser to Oriel
Michael Padley
Michael Spriggs
VANGUARD SHAREHOLDER SOLUTIONS	Telephone:+1 604 608 0824
IR adviser to Oriel

Keith Schaefer

Further Information

Merrill Lynch, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Mechel in connection with the Offer and no-one else and will not be responsible to anyone other than Mechel for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this summary or the attached announcement.

Canaccord Adams, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Oriel and no one else in connection with the Offer and will not be responsible to anyone other than Oriel for providing the protections afforded to clients of Canaccord Adams or for providing advice in relation to the Offer or any other matters referred to in this summary or the attached announcement.

Overseas Jurisdictions

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. The release, publication or distribution of this summary and the attached announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This summary and the attached announcement have been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any persons (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intend to, or who may be under a contractual or legal obligation to, forward this summary and the attached announcement and/or the Offer

Document and/or any other related document to any jurisdiction outside the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Further details in relation to overseas shareholders are contained in the Offer Document.

Forward-looking statements

This announcement includes “forward-looking statements” concerning Oriel and Mechel. These statements are based on the current expectations of the respective management of Oriel and Mechel and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Neither Oriel nor Mechel nor any of their respective Directors undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The Mechel Directors accept responsibility for the information contained in this summary and the attached announcement other than information relating to the Oriel Group, the Oriel Directors and their immediate families. To the best of the knowledge and belief of the Mechel Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this summary and the attached announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Oriel Directors accept responsibility for the information in this summary and the attached announcement relating to them and their immediate families and the Oriel Group. To the best of the knowledge and belief of the Oriel Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this summary and the attached announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of Oriel, all “dealings” in any “relevant securities” of Oriel (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the London Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Oriel, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of Oriel by Mechel or Oriel, or by any of their respective “associates”, (within the meaning of the Code) must be disclosed by no later than 12.00 noon (London time) on the London Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

This summary should be read in conjunction with the full text of the attached announcement. Appendix I to the announcement contains the conditions to, and certain further terms of, the Offer; Appendix II to the announcement contains further details of the sources of information and bases of calculations set out in this announcement; Appendix III to the announcement contains details of irrevocable undertakings obtained by Mechel; and Appendix IV to the announcement contains definitions of certain expressions used in this summary and in this announcement.

If you are in any doubt about the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorised under the Financial Services and Market Act 2000 (as amended) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

Rule 2.10

In accordance with Rule 2.10 of the Code, Oriel confirms that as at the close of business on 25 March 2008 it had 637,345,154 ordinary shares of 1 pence each in issue. The International Securities Identification Number (ISIN) for Oriel’s ordinary shares is GB0034246743. In addition, 13,250,000 warrants to purchase one Ordinary Share at an exercise price of 75 pence are in issue. The ISIN number of the Oriel Warrants is GB00B07Q1965.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

26 March 2008

RECOMMENDED CASH OFFER BY MECHEL OAO FOR ORIEL RESOURCES PLC

1.                             Introduction

The boards of Mechel and Oriel are pleased to announce that they have reached agreement on the terms of a recommended cash offer to be made by Mechel for the entire issued and to be issued share capital of Oriel.

2.                             The Offer

The Offer, which is on the terms and conditions set out in Appendix 1 to this announcement and is subject to the further terms to be set out in the Offer Document and the Form of Acceptance, is being made on the following basis:

for each Oriel Share	219.86 US cents in cash

The Offer values the entire issued and to be issued share capital of Oriel at approximately US$1,498 million (£749 million).

The Offer represents a premium of approximately:

•                               13.7 per cent. to the average closing middle market price of 96.75 pence per Oriel Share on 29 February 2008, being the last Business Day prior to Mechel’s announcement that it was contemplating an offer; and

•                               90.2 per cent. to the average closing middle market price of 57.83 pence per Oriel Share for the six month period prior to the same date.

A currency exchange facility will be made available to Oriel Shareholders under which they will be able to elect to receive their consideration in pounds sterling, at a WM/Reuters GBP/USD spot fixing rate on the date three Business Days before the relevant payment date.  No commission will be charged for using this facility.

The Oriel Shares to be acquired pursuant to the Offer will be acquired fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights now or hereafter attaching to them, including voting rights and, without limitation, the right to receive and to retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement.

A loan note alternative will not be made available.

3.                             Recommendation

The Oriel Directors, who have been so advised by Canaccord Adams, consider the terms of the Offer to be fair and reasonable and unanimously recommend that Oriel Shareholders accept the Offer. In providing its advice, Canaccord Adams has taken into account the commercial assessments of the Oriel Directors.

4.                             Irrevocable undertakings

Mechel has received irrevocable undertakings to accept (or procure the acceptance of) the Offer from certain Oriel Shareholders in respect of, in aggregate, 296,698,351 Oriel Shares, representing approximately 46.6 per cent. of the issued share capital of Oriel. The irrevocable undertakings remain binding in the event of a competing offer being made for Oriel.

5.                             Background to and reasons for the recommendation

Oriel was floated on AIM on 11 March 2004 with a strategy of acquiring and developing early stage mineral deposits. Since that time, Oriel has built value for Oriel Shareholders by developing an integrated ferrochrome business and progressing its nickel project with the ultimate aim of becoming an integrated ferroalloy producer serving European and Asian stainless steel markets. As part of that process of development, the Oriel Directors believe that Oriel has built an outstanding managerial and technical team which has already earned a strong reputation for the quality of Oriel’s operations on the ground.

Oriel’s three primary assets comprised in its ferrochrome and nickel businesses are the Voskhod chromite mine in Kazakhstan, the Tikhvin ferrochrome smelter near St Petersburg, Russia and the Shevchenko nickel project in Kazakhstan.

The Voskhod chrome project was acquired in January 2005. Since then a feasibility study has been completed, mine development plans completed and a US$120 million debt funding package put in place to help finance the construction of the mine. The continued development programme is currently reaching a successful conclusion with the project, as announced on 12 February 2008, still on target for first production in the third quarter of 2008.

The Tikhvin ferrochrome processing plant was acquired in December 2006 and commenced initial production in April 2007. Of the four furnaces at the smelter, three are operating and the remaining furnace is commissioned and due to start operating before the end of March 2008. The plant is currently using imported chrome ore but, from late 2008 onwards, it is intended that the plant’s needs will be met from approximately one third of Voskhod’s planned production.

Oriel acquired its initial, controlling, interest in the Shevchenko nickel project in February 2004.  Since then Oriel has completed a feasibility study based on smelting technology however, following sharp and long-term increases in energy/electricity prices worldwide, Oriel elected to explore the feasibility of a hydro-metallurgical process for the project. Following extensive laboratory testwork over the last year, an agitated atmospheric tank leach process flowsheet has been selected. The construction of the first phase commercial scale plant, based on this selected flowsheet, is planned to commence construction in the second quarter of 2008 and production from the plant is anticipated in late 2009.

Accordingly, in the four years since Oriel’s foundation, Oriel has managed to build a valuable portfolio of significant ferroalloy assets and, the Oriel Directors believe, the platform to be a premier supplier to the stainless steel industry.  During this period Oriel has also seen major increases in market prices for chrome and nickel, adding significantly to the value of Oriel’s mineral assets.  More recently this pattern has been brought into greater focus with the electricity supply issues in South Africa, which have clouded prospects for the expected expansion of ferrochome smelting capacity in that country.

This is the background against which the Oriel Directors have evaluated the approach from Mechel.  In considering the approach from Mechel the Directors believe it provides Oriel Shareholders with certainty of value at an attractive level which reflects the achievements to date of Oriel, bearing in mind the uncertain level of commodity prices in the future.

The Oriel Directors also recognise the benefits to Oriel’s business and staff of being part of a larger integrated mining and metals group. The Oriel Directors note Mechel’s statement that it attaches great importance to the skills and experience of Oriel’s staff and its expectation that Oriel’s employees will play an important role in the enlarged group.

6.                             Information on Mechel

Mechel is a low-cost integrated mining and metals group with three main divisions: mining, steel production and processing and power generation. Mechel has facilities in Russia, Romania, Bulgaria and Lithuania. The mining division comprises the production and sale of coking and steam coal, iron ore concentrate and ferronickel. A proportion of the production from the mining division supplies Mechel’s other divisions. Mechel is the largest producer of coking coal in Russia, with a 64 per cent. market share for hard coking coals, and Russia’s largest exporter of coking coal concentrate. Mechel also controls 20 per cent. of the coal washing capacity in Russia. Mechel’s steel business comprises the production and sale of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, ferrosilicon and value-added downstream metal products including hardware, stampings and forgings. Mechel is the second largest producer of long products in Russia, and the largest producer of specialty steels and alloys in Russia, producing 39 per cent. of total Russian specialty steel output. Mechel’s energy business comprises power generation in Russia, a 49 per cent. stake in a Bulgarian coal-fired power station (Rousse) and a power sales company, which controls approximately 50 per cent. of the energy market in the Kemerovo region of Siberia.

In its audited accounts for the year ended 31 December 2006, Mechel reported profit before taxation of US$865 million (£433 million) on revenue of US$4,398 million (£2,200 million) and had total assets as at 30 September 2007 of US$5,703 million (£2,853 million). Mechel is a Russian company, headquartered in Moscow and has been listed on the New York Stock Exchange since October 2004. As at 25 March 2008, Mechel had a market capitalisation of approximately US$16.8 billion (£8.4 billion).

7.                             Information on Oriel

Oriel is a London-based chrome and nickel mining and processing company which was admitted to trading on AIM in March 2004 and listed on the Toronto Stock Exchange in February 2005. Subsequent to a reverse takeover in December 2006, the newly-formed Oriel continued to be listed on the Toronto Stock Exchange and was re-admitted to AIM on 7 December 2006.

Oriel’s main countries of operation are Kazakhstan and Russia. Its current operations are the Voskhod chromite mine and the Shevchenko nickel project, both located in north western Kazakhstan, and the Tikhvin ferrochrome smelting plant in Russia.

For the year ended 31 December 2006, Oriel reported a loss before taxation of US$7.2 million (£3.6 million) and had total assets as at 30 June 2007 of US$572 million (£286 million).

8.                             Plans for Oriel

Mechel’s aim is to continue producing advanced and high quality ferrochrome, ferronickel, ferrosilicon and other alloying commodities within Kazakhstan and the Russian Federation. Mechel plans to fully integrate Oriel into the larger Mechel group and expects to use ferroalloy commodities produced by Oriel in its steel division, as well as to sell ferroalloys to third parties, and use its own coal products within Oriel’s smelting operations. In addition the enlarged group will derive benefits from economies of scale; Mechel intends to continue to integrate recent acquisitions, in particular by implementing improvements in working practices and operational methods at previously acquired operations.

9.                             Management and employees

Mechel attaches great importance to the skills and experience of the existing management and employees of Oriel and its subsidiaries. Mechel expects that Oriel employees will play an important role in the enlarged group.

Mechel has given assurances to Oriel that the existing employment rights, including pension rights, of all of the management and employees of Oriel and its affiliates, as required by applicable law and the relevant employment contracts, will be fully safeguarded upon the Offer becoming or being declared unconditional in all respects.

It is Mechel’s current intention that the operations of Oriel will continue to be run from their current locations.

Mechel does not currently anticipate that the Offer, if successful, will have any significant adverse impact on its own employees. Mechel contemplates that if the Offer is successful, changes will be made to senior management of Oriel, subject to discussions with such personnel and completion of any review that may be undertaken.

10.                       Regulatory approvals

The Offer is conditional on the receipt of anti-trust clearances in Russia and Kazakhstan.

11.                       Oriel Share Option Scheme and Oriel Warrants

The Offer is being extended to any Oriel Shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) while the Offer remains open for acceptance (or, subject to the Code, by such earlier date as Mechel may decide), including (without limitation) any Oriel Shares issued pursuant to the exercise of options granted under the Oriel Share Option Scheme, the exercise of Oriel Warrants or otherwise.

If the Offer becomes or is declared unconditional in all respects, to the extent Oriel Options and/or Oriel Warrants remain unexercised or have not lapsed, Mechel will make appropriate proposals to the participants in the Oriel Share Option Scheme and to Oriel Warrantholders at that time.

12.                       Financing of the Offer

The cash consideration payable by Mechel under the terms of the Offer is being funded using a combination of Mechel’s existing resources and loan facilities of approximately US$1,500 million arranged by ABN AMRO and Merrill Lynch for the purposes of the Offer.

Merrill Lynch, financial adviser to Mechel, is satisfied that sufficient resources are available to Mechel to satisfy the full cash consideration payable to Oriel Shareholders, Oriel Optionholders and Oriel Warrantholders under the terms of the Offer.

13.                       Compulsory acquisition, delisting and cancellation of trading

Upon the Offer becoming or being declared unconditional in all respects and sufficient acceptances having been received, it is the intention of Mechel to apply the provisions of Chapter 3 of Part 28 of the Companies Act 2006 to acquire compulsorily any remaining Oriel Shares on the same terms as the Offer.

Mechel reserves the right, with the consent of the Panel, to elect to implement the Offer by a court approved scheme of arrangement under section 425 of the Companies Act 1985 (as amended).

If Mechel elects to implement the Offer by a court approved scheme of arrangement under section 425 of the Companies Act 1985 (as amended), that offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Offer.

It is intended that, upon the Offer becoming or being declared unconditional in all respects and subject to sufficient acceptances of the Offer being received and the applicable requirements of the London Stock Exchange and the Toronto Stock Exchange, Mechel will procure that Oriel applies for cancellation of the admission to trading of the Oriel Shares and Oriel Warrants on AIM and applies to delist the Oriel Shares from the Toronto Stock Exchange.

The cancellation of the admission to trading and listing of Oriel Shares would significantly reduce the liquidity and marketability of any Oriel Shares not assented to the Offer.

14.                       Escrow Arrangements

As part of the arrangements entered into in connection with the acquisition (the Acquisition) by Oriel of IPH Polychrom Holdings B.V. (IPH) in December 2006, the sellers of IPH (being Polyprom Holdings BV, A&NN Properties Limited, Baran-Alrig Ltd, Baran Group Limited, Ehud Rieger, Shaul Rieger and Dina Rieger-Weiss) (the IPH Sellers) agreed, pursuant to certain lock-in and escrow agreements (the Lock-in and Escrow Agreements) to place the Oriel Shares they received as consideration for the sale by them of their respective shareholdings in IPH into an escrow account for the purposes of meeting any claims made by Oriel under the merger agreement entered into in connection with the Acquisition (the IPH Acquisition Agreement).  Under the terms of the escrow, the value of claims was limited to the proceeds derived from the sale of such shares and the duration of the escrow arrangements was the period of 18 months after the date of completion of the Acquisition. The escrow arrangements are therefore due to expire on 6 June 2008.

Pursuant to deeds of release dated 22 February 2008 (the First Deed of Release), Oriel and Canaccord Adams released certain of the IPH Sellers (namely A&NN Properties Limited (which has since transferred its Oriel Shares to Platinum Bow Limited, which has taken on A&NN Properties Limited’s obligations under the relevant Lock-in and Escrow Agreement and the IPH Acquisition Agreement), Ehud Rieger, Dina Rieger-Weiss and Shaul Rieger) from their Lock-in and Escrow Agreements as described above. This was done to facilitate these IPH Sellers pledging their Oriel Shares to OJSC Khanty Mansiysk Bank (KMB) as security for an inter-bank credit facility to Nomos Bank of up to US$50 million for the benefit of Oriel. The First Deed of Release provides that, in the event that the pledge is released and the Lock-in and Escrow Agreements would still have been effective, each of the relevant IPH Sellers has agreed to re-enter into lock-in and escrow agreements on substantially the same terms as the released Lock-in and Escrow Agreements. On 24 March 2008, KMB agreed to release the pledge upon Mechel making the Offer.

Oriel has agreed that, conditional upon the Offer becoming or being declared unconditional in all respects, the IPH Sellers’ Oriel Shares may be released from their escrow obligations, notwithstanding that the original period of such escrow has not yet expired. The effect of such release will be that the IPH Sellers are released from any liabilities under the warranties and indemnities given by the IPH Sellers under the IPH Acquisition Agreement and, upon the Offer becoming or being declared unconditional in all respects, the IPH Sellers will be relieved of the obligation to place the proceeds of the Offer in respect of their Oriel Shares into escrow, which they will instead be entitled to retain. Oriel has consented to this proposal on the basis that it does not disadvantage the Oriel Group, given that: following a significant period of ownership of the Tikhvin smelter, the Oriel Directors do not consider there to be any realistic prospect of a claim under the IPH Acquisition Agreement arising; the date of expiry of the escrow period is in any event imminent; and the IPH Sellers have also agreed to release Oriel from any liabilities under the warranties and indemnities given by Oriel under the IPH Acquisition Agreement. The proposals have been approved by an independent committee of Oriel Directors, which was constituted at the time of the IPH Acquisition.

Mechel has provided its written consent to the proposals.  It is expected that the escrow release arrangements will be implemented by way of deeds of release, which will also be summarised in the Offer

Document. Further details of the Lock-in and Escrow Agreements and the IPH Acquisition Agreement will be set out in the Offer Document.

Canaccord Adams, as Oriel’s financial adviser in relation to the Offer, has reviewed the terms of the above arrangements, being (i) the release by KMB of the Oriel Shares pledged by certain Oriel Shareholders, (ii) the proposed release of the Lock-in and Escrow Agreements, (iii) the proposed release of Oriel from any liabilities under the warranties and indemnities given by Oriel under the IPH Acquisition Agreement, and (iv) the proposed release of the IPH Sellers from any liabilities under the warranties and indemnities given by the IPH Sellers under the IPH Acquisition Agreement, and considers them to be fair and reasonable so far as the independent Oriel Shareholders to whom such arrangements do not apply are concerned.

The arrangements constitute related party transactions for the purposes of the AIM Rules for Companies, as the IPH Sellers include Ehud Rieger (an Oriel Director), Baran-Alrig Limited (a company of which Ehud Rieger is a director) Platinum Bow Limited and Polyprom Holdings BV (each of which is a substantial shareholder of Oriel and the latter of which is beneficially owned by Alexander Nesis, an Oriel Director).  The Oriel Directors (other than Ehud Rieger and Alexander Nesis, who are considered related parties in connection with these arrangements), consider, having consulted with Canaccord Adams, as Oriel’s nominated adviser, that the terms of the proposals are fair and reasonable insofar as Oriel Shareholders are concerned.

15.                       Offer Document and Form of Acceptance

The Offer Document and Form of Acceptance will be posted today to Oriel Shareholders (and, for information purposes, to holders of options under the Oriel Share Option Scheme and to holders of Oriel Warrants).

The Offer will be governed by English law and will be subject to the applicable requirements of the Code, the Panel and the London Stock Exchange. The Offer will be subject to the terms and conditions set out in Appendix I and the terms and conditions to be set out in the Offer Document and the Form of Acceptance.

16.                       Overseas shareholders

The availability of the transaction to Oriel Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Such persons should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Offer Document.

17.                       General

As at the close of business on 25 March 2008, being the last practicable Business Day prior to this announcement, Merrill Lynch was the beneficial owner of 11,500 Oriel Shares representing approximately 0.002 per cent. of the existing issued ordinary share capital of Oriel.

Except as set out in the above paragraph, neither Mechel nor any of the Mechel Directors nor, so far as the Mechel Directors are aware, any party acting in concert with Mechel, has any interest in, or right to subscribe for, any Oriel Shares, nor does any such person have any short position or any arrangement in relation to Oriel Shares. For these purposes, “arrangement” includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery and borrowing and lending of Oriel Shares. An “arrangement” also includes any indemnity or option arrangement, any agreement or any understanding, formal or informal, of whatever nature, relating to Oriel Shares which may be an inducement to deal or refrain from dealing in such securities.

In view of the requirement of confidentiality and therefore the availability to Mechel of all relevant persons who are presumed to be acting in concert with Mechel to provide information, it has not been possible to ascertain all of the interests and dealings in relevant securities of Oriel of all relevant persons who are presumed to be acting in concert with Mechel for the purposes of the Offer. Any such additional interest(s) or dealing(s) will be discussed with the Panel and, as necessary, will be announced if requested by the Panel.

Appendix II contains the bases and sources of certain information contained in this announcement. The definitions of certain terms used in this announcement are set out in Appendix IV.

Further Information

This announcement does not constitute, or form part of, an offer or solicitation of any offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Any acceptance or other response to the Offer should be made on the basis of the information in the Offer Document and the Form of Acceptance.

Merrill Lynch, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Mechel in connection with the Offer and no-one else and will not be responsible to anyone other than Mechel for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Canaccord Adams, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Oriel and no one else in connection with the Offer and will not be responsible to anyone other than Oriel for providing the protections afforded to clients of Canaccord Adams or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Overseas Jurisdictions

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any persons (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intend to, or who may be under any contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any other related document to any jurisdiction outside the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Further details in relation to overseas shareholders are contained in the Offer Document.

Forward-looking statements

This announcement includes “forward-looking statements” concerning Oriel and Mechel. These statements are based on the current expectations of the respective management of Oriel and Mechel and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Neither Oriel nor Mechel (or any of their respective Directors) undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The Mechel Directors accept responsibility for the information contained in this announcement other than information relating to the Oriel Group, the Oriel Directors and their immediate families. To the best of the knowledge and belief of the Mechel Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Oriel Directors accept responsibility for the information in this announcement relating to them and their immediate families and the Oriel Group. To the best of the knowledge and belief of the Oriel Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

CONDITIONS TO AND FURTHER TERMS OF THE OFFER

PART I

CONDITIONS OF THE OFFER

The Offer will be subject to the following conditions:

valid acceptances of the Offer being received (and not, where permitted, withdrawn) by no later than 1.00 p.m. on the first closing date of the Offer (the First Closing Date) or such later time(s) and/or date(s) as Mechel may, with the consent of the Panel or in accordance with the Code, decide in respect of not less than 90 per cent. in nominal value (or such lesser percentage as Mechel may decide) of the Oriel Shares to which the Offer relates and not less than 90 per cent. of the voting rights (or such lesser percentage as Mechel may decide) carried by those Oriel Shares, provided that this condition will not be satisfied unless Mechel shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, Oriel Shares carrying in aggregate more than 50 per cent. of the voting rights normally exercisable at a general meeting of Oriel, including for this purpose (to the extent, if any, required by the Panel) any such voting rights attaching to any Oriel Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise and for the purposes of this condition:

(i)                                  Oriel Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry on issue;

(ii)                               the expression Oriel Shares to which the Offer relates shall be construed in accordance with sections 974 to 991 of the Companies Act 2006; and

(iii)                            valid acceptances shall be deemed to have been received in respect of Oriel Shares which are treated for the purposes of section 979(8) of the Companies Act 2006 as having been acquired or contracted to be acquired by Mechel by virtue of acceptances of the Offer;

Mechel having obtained the approval of the Federal Anti-monopoly Service of the Russian Federation for the economic concentration resulting from the direct or indirect acquisition of up to 100 per cent. of the Oriel Shares by any member of the Mechel Group (including the indirect acquisition of the shares in those members of the Oriel Group which are incorporated in Russia) in a form which is satisfactory to Mechel;

Mechel having obtained the consent of the Committee for the Protection of Competition of the Ministry of Industry and Trade of the Republic of Kazakhstan or any other body which is responsible for anti-trust regulation in the Republic of Kazakhstan for the economic concentration resulting from the direct or indirect acquisition of up to 100 per cent. of the Oriel Shares (including the indirect acquisition of the shares in those members of the Oriel Group which are incorporated in Kazakhstan) by Mechel or any other member of the Wider Mechel Group in a form which is satisfactory to Mechel;

no government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a Relevant Authority) having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might:

(iv)                              make the Offer or the acquisition or the proposed acquisition of any shares in, or control of, Oriel by any member of the Wider Mechel Group void, unenforceable or illegal or directly or indirectly prohibit or otherwise materially restrict, delay or interfere with the implementation of, or impose material additional conditions or obligations with respect thereto, or require material amendment thereof, or otherwise challenge or interfere with, the Offer or the acquisition of any shares in, or control of, Oriel by any member of the Wider Mechel Group;

(v)                              require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Mechel Group or the Wider Oriel Group of all or any material part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties;

(vi)                           impose any limitation on, or result in any delay in, the ability of any member of the Wider Mechel Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over any member of the Wider Oriel Group or on the ability of any member of the Wider Oriel Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or exercise management control over, any other member of the Wider Oriel Group;

(vii)                           require any member of the Wider Mechel Group or the Wider Oriel Group to acquire or offer to acquire any shares or other securities (or the equivalent) in the Wider Oriel Group (other than pursuant of the Offer or sections 974 to 991 of the Companies Act 2006) or any member of the Wider Mechel Group;

(viii)                     impose any material limitation on the ability of any member of the Wider Mechel Group or the Wider Oriel Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Mechel Group and/or the Wider Oriel Group; or

(ix)                             otherwise materially and adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Mechel Group or of the Wider Oriel Group;

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

all necessary filings having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Offer and the acquisition of any shares or other securities in, or control of, Oriel by any member of the Wider Mechel Group and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (authorisations) necessary or appropriate in any jurisdiction for or in respect of the Offer and the proposed acquisition of any shares in or other securities, or control of, Oriel by Mechel or any member of the Wider Mechel Group being obtained in terms and in a form satisfactory to Mechel from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Mechel Group or the Wider Oriel Group has entered into contractual arrangements that are material in the context of the Wider Oriel Group taken as a whole and such authorisations together with all material authorisations necessary or appropriate for any member of the Wider Oriel Group to carry on its business remaining in full force and effect at the time at which the Offer becomes unconditional in all respects and no intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

except as publicly announced by Oriel by the delivery of an announcement to a Regulatory Information Service or fairly disclosed in writing by Oriel to Mechel, in each case before the date of this announcement, there being no provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Oriel Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, as a result of the making or implementation of the Offer or the acquisition or proposed acquisition by Mechel or any member of the Wider Mechel Group of any shares or other securities in, or change in the control or management of, Oriel or otherwise, would or might result in (in any case to an extent which is materially adverse in the context of the Wider Oriel Group taken as a whole):

(x)                                any moneys borrowed by or any other indebtedness (actual or contingent) of any such member of the Wider Oriel Group becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of Oriel to borrow monies or incur any indebtedness being withdrawn or inhibited;

(xi)                             the creation or enforcement of any mortgage, charge or other security interest over the whole or any material part of the business, property or assets of any such member of the Wider Oriel Group or any such security interest (whenever arising or having arisen) becoming enforceable;

(xii)                          any assets or interest of any such member of the Wider Oriel Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged other than in the ordinary course;

(xiii)                       the interest or business of any such member of the Wider Oriel Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely modified or affected;

(xiv)                      any such member of the Wider Oriel Group ceasing to be able to carry on business under any name under which it presently does so;

(xv)                         the financial or trading position or prospects of any member of the Wider Oriel Group being prejudiced or adversely affected; and

(xvi)                      the creation of any liability (actual or contingent) by any such member of the Wider Oriel Group;

and no event having occurred which, under any provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Oriel Group is a party or by or to which any such member or any of its assets may be bound or be subject, could result in any events or circumstances as are referred to in subparagraphs (i) to (vii) of this paragraph (f) in any case where such result would be material in the context of the Wider Oriel Group taken as a whole;

except as publicly announced by Oriel by the delivery of an announcement to a Regulatory Information Service or fairly disclosed in writing by Oriel to Mechel or disclosed in the annual report and accounts for the year ended 31 December 2006, in each case before the date of this announcement, no member of the Wider Oriel Group having since 31 December 2006:

(xvii)               issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between Oriel and wholly-owned subsidiaries of Oriel or upon the exercise of rights to subscribe for Oriel Shares pursuant to options granted under the Oriel Share Option Scheme before the date of this announcement or upon the exercise of rights to subscribe for Oriel Shares pursuant to the Oriel Warrants) or redeemed, purchased or reduced any part of its share capital;

(xviii)            sold or transferred or agreed to sell or transfer any treasury shares;

(xix)                    recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Oriel;

(xx)                       implemented or authorised any merger or demerger or acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset (including shares and investments) (save for transactions between Oriel and entities which are its wholly-owned subsidiaries at the date of this announcement or other than in the ordinary course of trading) which, in each case is material in the context of the Wider Oriel Group taken as a whole;

(xxi)                    save for transactions between Oriel and its entities which are its wholly-owned subsidiaries at the date of this announcement, implemented or authorised any reconstruction, amalgamation, scheme or other transaction or arrangement (otherwise than in the ordinary course of business) which in each case is material in the context of the Wider Oriel Group taken as a whole;

(xxii)                 made or authorised any change in its loan capital or issued or authorised the issue of any debentures or incurred or increased any indebtedness or contingent liability which in each case is material in the context of the Wider Oriel Group taken as a whole;

(xxiii)                entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider Oriel Group taken as a whole;

(xxiv)    entered into any contract, commitment or arrangement which would be materially restrictive on the business of any member of the Wider Oriel Group or the Wider Mechel Group;

(xxv)     been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xxvi)    taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues;

(xxvii)   waived, compromised or settled any claim otherwise than in the ordinary course of business or in a manner or on terms that are material in the context of the Wider Oriel Group taken as a whole;

(xxviii)  entered into or varied in any material respect the terms of any service agreement or arrangement with any director or senior executive of Oriel;

(xxix)     entered into any trust deeds constituting pension schemes established for its directors and/or employees and/or their dependants; or

(xxx)      entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition in any case which is material in the context of the Wider Oriel Group taken as a whole;

since 31 December 2006 except as publicly announced by Oriel by the delivery of an announcement to a Regulatory Information Service or fairly disclosed in writing by Oriel to Mechel or as disclosed in the annual report and accounts for the year ended 31 December 2006 in each case before the date of this announcement:

(xxxi)      no adverse change having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Oriel Group which is material in the context of the Wider Oriel Group taken as a whole;

(xxxii)    no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Oriel Group or to which any member of the Wider Oriel Group is a party (whether as plaintiff or defendant or otherwise) and no investigation by any Relevant Authority against or in respect of any member of the Wider Oriel Group having been threatened, announced, or instituted or remaining outstanding by, against or in respect of any member of the Wider Oriel Group to an extent that is material in the context of the Wider Oriel Group taken as a whole; and

(xxxiii)    no contingent or other liability having arisen which would or might reasonably be expected to adversely affect any member of the Wider Oriel Group in a way which is material in the context of the Wider Oriel Group taken as a whole;

Mechel not having discovered that, except as publicly announced by Oriel by the delivery of an announcement to a Regulatory Information Service or fairly disclosed in writing by Oriel to Mechel or as disclosed in the annual report and accounts for the year ended 31 December 2006 in each case before the date of this announcement:

(xxxiv)            any financial, business or other information publicly disclosed at any time by any such member of the Wider Oriel Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading which in any case is material and adverse to the financial or trading position of the Wider Oriel Group taken as a whole;

(xxxv)     any past or present member of the Wider Oriel Group has failed to comply with any applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental matters or that there has otherwise been any such storage, disposal, a material discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place) on or from any land or property of any description or other asset now or previously owned, occupied or made use of by any past or present member of the Wider Oriel Group, any of which non-compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Oriel Group and which is material in the context of the Wider Oriel Group taken as a whole; or

(xxxvi)    there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Oriel Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction and which is material in the context of the Wider Oriel Group taken as a whole.

Mechel reserves the right at its absolute discretion to waive, in whole or in part, all or any of the above conditions, except condition (a).

The Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by Mechel in its reasonable opinion to have been or remain satisfied by midnight on the day which is 21 days after the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional as to acceptances (or such later date as Mechel may, with the consent of the Panel or in accordance with the Code, decide). Mechel shall be under no obligation to waive or treat as fulfilled any of conditions (b) to (i) inclusive by a date earlier than the date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If Mechel is required by the Panel to make an offer or offers for any Oriel Shares under Rule 9 of the Code, Mechel may make such alterations to the above conditions as are necessary to comply with that Rule.

The Offer will lapse (unless the Panel otherwise consents) if, before 1.00 p.m. (London time) on the First Closing Date or the date when the Offer becomes or is declared unconditional as to acceptances (whichever is the later), the Offer, or any aspect of it, is referred to the Competition Commission.

If the Offer lapses, the Offer will cease to be capable of further acceptance and those Oriel Shareholders who have, as at the time of such lapse, accepted the Offer shall then cease to be bound by their acceptances of the Offer submitted at or before the time when the Offer lapses.

The Offer will be governed by English law and be subject to the jurisdiction of the English courts.

PART II

CERTAIN FURTHER TERMS OF THE OFFER

The Oriel Shares will be acquired by Mechel free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights attaching to them including the right to receive in full all dividends and other distributions declared, paid or made after the date of this announcement.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States nor is the Offer being made in or into Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into the United States, Australia or Japan.

The provisions referred to in the previous paragraph may be waived or varied by Mechel in its sole discretion as regards specific Oriel Shareholders or generally.

SOURCES OF INFORMATION AND BASES OF CALCULATION

(a)                                  The value attributed to the existing issued and to be issued share capital of Oriel is based upon:

(i)	637,345,154 Oriel Shares in issue;

(ii)	Oriel Options over 30,688,005 shares in Oriel outstanding; and

(iii)	13,250,000 Oriel Warrants in issue,

as at the close of business on 25 March 2008, being the last Business Day prior to this announcement.

(b)                                 The closing middle market prices of the Oriel Shares referred to in this announcement are taken from the Daily Official List.

(c)                                  The market capitalisation of Mechel is calculated on the basis of 416,270,745 Mechel shares in issue, a 3:1 ordinary share:ADR ratio, and an ADR market price of US$ 121.41 cents as at 4.30 pm UK time on 25 March 2008.

(d)                                 Unless otherwise stated, the financial information on Mechel is extracted from Mechel’s annual report and accounts for the year ended 31 December 2006 and from the unaudited financial statements of Mechel for the nine months ended 30 September 2007.

(e)                                  Unless otherwise stated, the financial information on Oriel is extracted from Oriel’s annual report and accounts for the year ended 31 December 2006 and from the unaudited interim report of Oriel for the six months ended 30 June 2007.

(f)                                    Unless otherwise stated, a currency exchange rate of GBP1.00 to US$1.9992 has been used, being the exchange rate at 4.30pm on 25 March 2008 (being the time the market closes in United Kingdom), as sourced from Bloomberg.

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following holders of Oriel Shares have given irrevocable undertakings to accept the Offer:

Name	Number of Oriel Shares	% of Issued Share Capital

Eanermoon Limited	125,045,125	19.6%
Sergey Kurzin	8,587,500	1.4%
Polyprom Holdings B.V.	124,485,507	19.5%
Quotan International Limited	38,580,219	6.1%

These undertakings will cease to be binding only if the Offer Document has not been posted within 28 days after the date of this announcement (or within such longer period as the Offeror, with the consent of the Panel, determines) or if the Offer lapses or is withdrawn. These undertakings remain binding in the event of a competing offer being made for Oriel.

Sergey Kurzin is an Oriel Director and Polyprom Holdings B.V. and Quotan International Limited are beneficially owned by Alexander Nesis, an Oriel Director.

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise:

ABN AMRO	ABN AMRO Bank N.V., London Branch of 250 Bishopsgate, London, EC2M 4AA

AIM	the AIM market operated by the London Stock Exchange

Business Day	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in the City of London and Moscow

Canaccord Adams	Canaccord Adams Limited of 80 Victoria Street, London SW1E 5JL

Code	the UK City Code on Takeovers and Mergers

Daily Official List	the daily official list of the London Stock Exchange

Financial Services Authority	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000 (as amended)

First Closing Date	the first closing date of the Offer as set out in the Offer Document

Form of Acceptance	the form of acceptance relating to the Offer which accompanies the Offer Document

London Stock Exchange	London Stock Exchange plc

Mechel	Mechel OAO

Mechel Directors	the directors of Mechel

Merrill Lynch	Merrill Lynch International of 2 King Edward Street, London, EC1A 1HQ

Offer Document	the document detailing the terms and conditions of the Offer to be sent to Oriel Shareholders and, for information, to Oriel Optionholders and Oriel Warrantholders

Oriel	Oriel Resources plc

Oriel Directors	the directors of Oriel

Oriel Optionholders	holders of Oriel Options

Oriel Options	options granted under the Oriel Share Option Scheme

Oriel Share Option Scheme	Oriel’s unapproved share option plan adopted by Oriel on 26 January 2004, as amended

Oriel Shares

the existing unconditionally allotted or issued and fully paid ordinary shares of 1 pence each in the capital of Oriel and any further shares which are unconditionally allotted or issued before the date on which the Offer closes (or such earlier date as Mechel may, with the Panel’s consent and subject to the Code, decide)

Oriel Shareholders	holders of Oriel Shares

Oriel Warrantholders	holders of Oriel Warrants

Oriel Warrants	the existing warrants to subscribe for an Oriel Share at a subscription price of 75 pence issued on 8 February 2005

Panel	the UK Panel on Takeovers and Mergers

Regulatory Information Service	any of the services set out in Appendix 3 to the Listing Rules of the UK Listing Authority from time to time

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland

UK Listing Authority

the United Kingdom Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

US$	the lawful currency from time to time of the United States of America

Wider Mechel Group

Mechel and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertakings in which Mechel and/or such undertakings (aggregating their interest) have a substantial interest. For these purposes, substantial interest means a direct or indirect interest in more than 20 per cent. of the equity share capital (as defined in the Companies Act 1985 (as amended))

Wider Oriel Group

Oriel and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertakings in which Oriel and/or such undertakings (aggregating their interests) have a substantial interest. For these purposes, substantial interest means a direct or indirect interest in more than 20 per cent. of the equity share capital (as defined in the Companies Act 1985 (as amended))

WM/Reuters	an independent currency fixing data service provided by the WM Company PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO

Date: March 26, 2008